UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.           Intelligent Content Enterprises Inc., News Release issued on August 5, 2016 as filed on Sedar on August 8, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

August 8, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
	Name: Title:	James Cassina President

ITEM 1

Garth Brooks Headlining Original Series Stars and PinStripes on YES Network

New York, NY August 5, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Corporation”) and it proposed license and acquisition partner Catch Star Studios, LLC (“Catch Star Studios”) are pleased to announce that legendary superstar, Recording Industry Association of America certified number one selling solo artist in US history, with over 137 million albums, Garth Brooks, will headline the premiere episode of the new Stars and PinStripes series on the YES Network later this month. Created and produced by Catch Star Studios and Intelligent Content Enterprises, the original series will be broadcast to approximately 12 million households on the YES Network nationwide and will be available globally via online and mobile devices through Digital Widget Factory at www.digiwidgy.com. Show segments will also be available on www.YESNetwork.com.

Hosted by Nancy Newman, Award-winning YES Network studio host and host of the network’s Yankees Magazine show, the August premiere of Stars and PinStripes will feature Garth Brooks as he discusses choosing Yankee Stadium for his return to New York City following a 20-year absence, his transcendent career as well as his life, personal baseball and Yankees experiences. Brooks also talks about his exciting current ventures. Viewers will be treated to some very special and exclusive moments with Garth and the New York Yankees only available through this special event.

An inductee of the International Songwriters Hall of Fame in New York, the Nashville Songwriters Hall of Fame, Country Music Hall of Fame and the Musicians Hall of Fame, Garth Brooks has spent more weeks at #1 on the album sales chart than any other artist since the inception of SoundScan. Garth has taken 25 singles to the #1 position on the country charts. When his box set, “Blame It All On My Roots” debuted at #1 in late 2013, it marked the 13th time Garth had accomplished this feat – making him the highest country debut leader of all time.

Currently on the 3 year Garth Brooks World Tour with Trisha Yearwood, Garth recently played 2 sold-out shows at Yankee Stadium and became the first country artist to play the iconic venue. The last time Garth Brooks played New York City, it was to nearly one million people in Central Park, in 1997. The Garth Brooks World Tour continues to smash records previously held by such acts as The Beatles, The Rolling Stones, and even Garth Brooks as ticket sales, in the first year and a half, approached 5 Million, making it the biggest tour in the world.

On July 7th, SiriusXM announced that Garth will launch his own SiriusXM channel on September 8th. The Garth Channel, is a new, 24/7, exclusive channel that will be curated and presented by Brooks. The channel will feature music from Brooks spanning four decades, along with songs from the artists that influenced his seminal career. This is the first time Garth’s music is being presented 24/7 in one place, on radio or online. The Garth Channel will also include regularly hosted shows and behind-the-scenes commentary from Brooks, guest DJ specials hosted by Brooks’ fans and friends, live concert recordings and other rarities from Brooks’ treasured archives.

On July 11th, in the midst of his record-breaking tour, Garth Brooks launched “Inside Studio G,” a weekly Facebook Live series that gives fans a behind-the-scenes look at the making of his next album. These 10-15 minute sessions will feature personal stories from Garth’s time on the road, insight into the creation of his new album, and even some sneak peeks at the new music and lyrics. Fans can find “Inside Studio G” on Garth’s Facebook Page, continuing every Monday at this time leading up to his album release date.

Stars and PinStripes will air monthly on the YES Network, with segments of each episode also being made available through www.digiwidgy.com as online and mobile webisodes enhanced with closed caption language-translation technology available in over 50 different global languages, seamlessly translated to the appropriate language for each geographic viewing experience.

The digital broadcast of Stars and PinStripes will feature Clix.Video™ (www.clix.video) an interactive video marketing applications designed by Catch Star Studios’ technology team. Among its many technical and marketing features, Clix.Video™ allows users to “see the item in the video” and then click on the custom icons that move with the item as the video plays, to learn more about the item, share it with others or buy it – instantly, in almost any language, creating an interactive local, national or global information, social or revenue event. Clix.Video™ provides a richer, deeper consumer experience related to video content.

About Catch Star Studios, LLC

Catch Star Studios provides original programming, distribution, development services, management and technologies that creates new and enables existing sport and other branded content to be consumed globally through traditional and online media channels. Catch Star Studios also develops and executes world class engagement initiatives enabling brands to extend global video content, reach advertising and direct revenue opportunities through Catch Star Studios’ proprietary “in video” interactive marketing platform, Clix.Video™. For more information, please visit www.catchstarstudios.com and www.clix.video

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. (ICE) is an emerging Media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven proving an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy is to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s Digital Widget Factory provides the baseline infrastructure and technology platform enabling content and media to be disseminated globally, efficiently and effectively, creating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption. ICE has also announced its expected licensing and potential equity acquisition of Catch Star Studios, LLC. is anticipated to close in August 2016.

Intelligent Content Enterprises is a publicly traded company on the OTC QB Markets under the symbol “ICEIF”

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Corporation in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations or the business operations of CSS.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 6-K filings with the Securities and Exchange Commission.